                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 6-11

               May 3, 2011

SAMEX PRESIDENT’S LETTER TO SHAREHOLDERS – “ONWARD TO OUR GOALS”;

2010 ANNUAL REPORT, ANNUAL GENERAL MEETING

To Our Shareholders,

The early part of this past year was focused on preparing drill programs for several gold projects located within our extensive land holdings at the Los Zorros district.  We grew eager with anticipation as we progressed with defining targets, building roads and drill pads, all the while broadening our understanding of the geologic, alteration, and geochemical complexities of the area.

As is often the case in the industry, our work-plan ideas were bigger and more costly than our cash on hand.  Therefore we tailored our initial drilling programs to our available working capital and then strived to attract additional funding.  In this we succeeded, when late in the year we completed a large financing and secured nearly CDN$9 million in private placement funding.  We were able to achieve a private placement above the market price, which substantially reduced dilution and worked to protect our long-standing shareholders, whose long-term commitment to SAMEX we value greatly.  Now we are in a very strong position to advance our large exploration agenda on a more vigorous and continuous basis.

On a side note, one of the biggest challenges we continue to face, and it is a sector wide issue, is the shortage of capable, highly trained exploration personnel.  The very long cyclical bear market in commodities that we survived has resulted in a dearth of available geologists.  However, the ample working capital that SAMEX now possesses puts us in an excellent competitive position to attract the right professionals for our projects and we are in the process of doing so.

Due to our successful funding late in the year we were able to budget for a very sophisticated state-of-the-art geophysical survey at Los Zorros utilizing “Titan 24 deep-earth-imaging” technology.  This proprietary type of survey is considerably more expensive per line kilometer than the regular IP-geophysics we have utilized on other projects in the past.  However the survey results are demonstrating that we made the right decision.  Although we contracted the program in late 2010 the survey was not initiated until the first quarter of 2011 due to high demands on the service company and their proprietary equipment.  The wait was well worth it and we expect to expand the geophysics program in 2011.

We view the opportunity to utilize some of the most sophisticated exploration techniques in conjunction with core drilling and the patient application of tried and true geology practices as the most assured path to discovery success.  As many of you know, we long ago set the bar for our corporate success very high (i.e. discovery of multi-million ounce gold deposits), and now there are indications that we are closer than ever to attaining it.

Last but not least, we are pleased to see continued strength in the metals markets, and steady progress in our vision for gold and silver to be brought back into their more historic monetary roles as honest weights and measures.  We remain grateful for the service that the Gold Anti-Trust Action Committee (GATA) has rendered to our sector and expect to see even greater victories ahead.  On a corporate level, Management has taken advantage of our understanding of the markets in order to protect our working capital from the current environment of monetary debasement and converted a large portion of excess working capital into gold and silver physical bullion holdings which has already, and should continue to, protect our purchasing power for future operations.

Above all, I would like to express continuing gratitude to our loyal shareholders for their interest and support, and a huge thank you to our employees and consultants for their diligent and faithful service this past year—we could not have flourished without you.  It goes without saying that mineral exploration is a challenging endeavor and full of risk, but that is countered with outsized potential, which we are close to achieving …… stay tuned!

"Jeffrey Dahl"

President

Annual General Meeting - The SAMEX Annual General Meeting will be held at the Sandman Hotel, Studio Room I, 32720 Simon Avenue, Abbotsford, British Columbia on Tuesday, June 7, 2011 at 2:30 P.M.  The meeting information circular and the Company’s 2010 Annual Report and audited financial statements have been filed with regulatory agencies and are available for viewing at www.SEDAR.com or the SAMEX website at www.samex.com.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.